Exhibit 99.1

Company announcement — No. 38 / 2019

Zealand Pharma completes Phase 3 clinical program for HypoPal® rescue pen, initiates a new Phase 2 clinical proof of concept trial with dasiglucagon, and secures DKK 560 million in additional investment

2019 Q3 Interim Report

Copenhagen, November 14, 2019 — Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (CVR No. 20 04 50 78), a Copenhagen-based biotechnology company focused on the discovery and development of next generation peptide medicines, today announced financial results through the third quarter of 2019.

Emmanuel Dulac, President and Chief Executive Officer at Zealand Pharma, comments:

“Zealand Pharma has made impressive progress so far this year. We clarified our strategy, advanced our late stage clinical programs and expanded our early pipeline with Zealand’s first ever acquisition. We strengthened existing partnerships and secured new ones. We reinforced our financial strength through a substantial private placement with a long-time investor, and added new talent into our team. I am proud of all our highly committed employees who support the accelerating pace of our company, enabling both recent achievements and long-term value creation. Zealand is on an exciting journey, with vast opportunities to improve patients’ lives by providing innovative peptide therapeutics.”

Financial results for the first nine months of 2019

•                  Revenue DKK 29.8 million / USD 4.4 million (DKK 24.9 million / USD 3.9 million in the first nine months of 2018).

•                  Net operating expenses DKK 431.5 million / USD 62.9 million (DKK 330.6 million / USD 51.3 million in the first nine months of 2018).

•                  Net operating result DKK –402.1 million / USD –58.7 million (DKK 797.5 million / USD 123.8 million in the first nine months of 2018).

•                  Cash including marketable securities amounted to DKK 1,543.2 million / USD 225.0 million as of September 30, 2019 (September 30, 2018: DKK 1,478.6 million / USD 229.6 million).

Business highlights for the third quarter of 2019 and subsequent events

•                  Primary and all key secondary endpoints achieved in pediatric Phase 3 study with dasiglucagon HypoPal® rescue pen, thereby completing the Phase 3 program and keeping on track for submission of U.S. FDA New Drug Application in early 2020.

•                  Initiated a Phase 2 clinical proof of concept trial with dasiglucagon mini-doses in patients with serious meal-induced hypoglycemia following bariatric surgery.

•                  Acquired Encycle Therapeutics, Inc., to strategically expand Zealand’s pipeline with a unique, pre-clinical oral peptide technology to target gastrointestinal diseases.

•                  Boehringer Ingelheim announced decision to advance dual-acting GLP-1/glucagon agonist BI 456906 to Phase 2 clinical testing in obesity/diabetes. Initiation of the Phase 2 trial is expected in 2019 and will trigger EUR 20 million milestone payment to Zealand.

•                  Secured DKK 559.6 million from private placement and directed share issue to existing shareholder Van Herk Investments B.V.

•                  Matt Dallas joined as Senior Vice President and Chief Financial Officer in October 2019.

Financial guidance for 2019

In 2019, Zealand expects revenue from existing license agreements. However, since such revenue is uncertain in terms of amount and timing, Zealand does not guide on such revenue.

Net operating expenses in 2019 are expected to be within DKK 580-600 million, which is in line with the financial guidance provided in financial report for 2019 H1 (Q2).

Pipeline

(1) Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365m in outstanding milestones; (2) Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283m in outstanding milestones. (3) Partnered with Alexion Pharmaceuticals. Zealand eligible for USD 610m in outstanding milestones. (4) Acquired Encycle Therapeutics, Inc. Future potential earn-outs of up to USD 80m contingent on successful achievement of development, regulatory and commercial milestones; payable in cash and/or ZEAL equity at Zealand’s discretion.

Short bowel syndrome

Glepaglutide

Zealand is developing treatments for gastrointestinal diseases, with current focus on short bowel syndrome (SBS). One of the leading programs in Zealand’s pipeline is glepaglutide, a long-acting GLP-2 analog being developed in an auto-injector with potential for convenient weekly administration. The Phase 3 pivotal program was initiated in late 2018, with patient enrollment expected to be completed in 2020. Due to delays in U.S. and UK investigational site activations over the summer, we now expect 50 patients randomized in 2019 and results from the trial are expected in the first half of 2021 (previously late 2020). The trial seeks to establish the efficacy and safety of once- and twice-weekly administration of glepaglutide in patients with SBS. The primary endpoint is to evaluate the reduction in weekly parenteral support volume from baseline to week 24. Orphan drug designation is granted in the U.S.

ZP7570

ZP7570 is a potential first-in-class and long-acting GLP-1R/GLP-2R dual agonist. ZP7570 is designed to improve management of SBS beyond what is achievable with mono GLP-2 treatments, and may represent a next level of innovation for helping SBS patients to further realize full potential for intestinal rehabilitation. The clinical program was started in June 2019 and, following good progress in the Phase 1a single-ascending dose, safety and tolerability trial, we now plan to initiate a Phase 1b multiple-ascending dose, safety and tolerability trial in early 2020.

Diabetes / Obesity

Dasiglucagon is Zealand’s lead drug in development to improve the treatment of metabolic diseases.  Dasiglucagon is a stable glucagon analog being developed in four distinct indications:

•                  Dasiglucagon HypoPal® rescue pen for severe hypoglycemia

The ready-to-use dasiglucagon rescue pen, the HypoPal®, is designed to offer diabetes patients fast and effective treatment for severe hypoglycemia. In the pivotal and confirmatory Phase 3 trials, the primary and all key secondary endpoints were successfully achieved with a median time to blood glucose recovery of 10 minutes. Results from a pediatric Phase 3 study announced in September 2019 demonstrate that the median time to blood glucose recovery was 10 minutes for dasiglucagon also in children.

The submission of the New Drug Application (NDA) with the U.S. FDA is on track for early 2020. Build-up of U.S. commercial operations has been accelerated in the last quarter with recruitment for key leadership positions ongoing.

•                  Dasiglucagon dual-hormone artificial pancreas for automated diabetes management

Zealand is developing a 1 ml cartridge containing 4 mg/ml dasiglucagon, intended for use in dual-hormone artificial pancreas pumps.

We are collaborating with Beta Bionics, developer of the iLet™, a pocket-sized, dual-chamber, autonomous, glycemic control system. The iLet mimics a biological pancreas by calculating and dosing insulin and/or glucagon (dasiglucagon) as needed, based on data from the diabetic person’s continuous glucose monitor. Zealand has invested USD 5 million in Beta Bionics. Top-line results from a Phase 2 trial in patients with Type 1 diabetes demonstrated that the bihormonal iLet using dasiglucagon provided superior glycemic control over the insulin-only iLet. During the bihormonal period, 90% of participants had a mean CGM glucose level of < 154 mg/dL, whereas only 50% of participants on the insulin-only iLet achieved this. Importantly these glycemic targets were achieved while time spent with blood glucose levels < 54 mg/dL was only 0.3% in the bihormonal and 0.6% in the insulin-only arm.

Zealand and Beta Bionics are in a positive dialogue with the FDA and expect to initiate the pivotal Phase 3 trial in late 2020.

•                  Dasiglucagon for congenital hyperinsulism (CHI)

The potential of chronic dasiglucagon infusion delivered via a pump to prevent hypoglycemia in children with CHI is being evaluated in a Phase 3 program. The aim is to reduce or eliminate the need for intensive hospital treatment, reduce the frequency of dangerous low blood glucose and need for constant feeding, and to potentially delay or eliminate the need for pancreatectomy. The U.S. FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI.

The first Phase 3 trial with 32 CHI children aged 3 months to 12 years is ongoing and, based on strong progress in patient enrollment over the last quarter, the results are expected in 2020. The second Phase 3 trial with 12 CHI children from 7 days up to one year of age is expected to start by the end of 2019.

•                  Dasiglucagon for post bariatric surgery hypoglycemia (NEW)

A Phase 2 dose-finding clinical proof of concept trial has been initiated in October 2019 to explore potential benefit of mini-doses of dasiglucagon in correcting serious hypoglycemic events following meal ingestions in some patients who have undergone bariatric surgery. View details of the study at https://clinicaltrials.gov/ct2/show/NCT03984370. Results of this trial are expected in 2020.

BI 456906: Long-acting GLP-1/GLU dual agonist for obesity and/or diabetes (with Boehringer Ingelheim)

The GLP-1/glucagon dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. The lead molecule BI 456906 is targeting treatment of diabetes and obesity. Boehringer Ingelheim has announced that they will initiate a Phase 2 trial in late 2019, based on the safety, tolerability, and favorable weight loss potential in individuals with a BMI up to 40 kg/m2 observed in Phase 1.

The Phase 2 trial will be a randomized, parallel group, dose-finding study of subcutaneously administered BI 456906, compared with placebo and open-label semaglutide in 410 patients with Type 2 diabetes mellitus. The main objective of the trial is to demonstrate a dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo. Secondary objectives are to assess the effect of BI 456906 on change in body weight. An open-label comparator (semaglutide) will allow for comparison of the effects against a pure GLP-1R agonist. Additional details about the study are available at https://clinicaltrials.gov/ct2/show/NCT04153929.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 386 million in milestone payments (of which EUR 365 million is outstanding) and high-single to low-double digit royalties on global sales. Zealand will receive a milestone payment of EUR 20 million related to the start of Phase 2.

Long-acting amylin analog for obesity and/or diabetes (with Boehringer Ingelheim)

The current once-weekly amylin analog lead molecule for treatment of diabetes/obesity is anticipated to enter Phase 1 clinical testing in 2020. In pre-clinical studies, Zealand and Boehringer Ingelheim observed that the novel, long-acting amylin analog may prevent the development of obesity in pre-clinical models, suggesting its potential use in treating obesity and obesity-related comorbidities.

Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand is eligible to receive up to EUR 295 million in milestone payments (of which EUR 283 million is outstanding) and mid-single to low-double digit royalties on global sales.

Pre-Clinical Programs

Complement inhibitors (with Alexion Pharmaceuticals)

Zealand and Alexion Pharmaceuticals announced in March that they will collaborate on the discovery and development of novel peptide therapies for complement-mediated diseases. Under the terms of the agreement, Alexion and Zealand entered into an exclusive collaboration for the discovery and development of subcutaneously delivered peptide therapies directed to up to four complement pathway targets. The lead program is a long-acting inhibitor of Complement C3 which has the potential to treat a broad range of complement mediated diseases. Zealand will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 studies.

For the lead target, Zealand is eligible to receive up to USD 610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits.

ZP10000: Integrin α4β7 Inhibitor

In October 2019, Zealand acquired Encycle Therapeutics, Inc., a private Toronto-based biotech company exploiting a unique platform technology that enables the rapid synthesis of macrocyclic peptides exhibiting enhanced drug-like properties. The acquisition is centered on a pre-clinical lead asset ZP10000 (formerly ET3764) that is being developed as an orally-delivered peptide drug to target integrin α4β7, which is involved in the pathogenesis of inflammatory bowel disease (IBD). The target’s mode of action has been clinically validated in IBD by vedolizumab, an approved, infusion-only α4β7 integrin inhibitor. Zealand also gained access to Encycle’s screening library of approximately 5,000 unique peptide-like macrocycles that could provide additional targets for research.

Zealand acquired all outstanding shares in Encycle Therapeutics Inc. and all its intellectual property, including all rights to develop and commercialize the lead asset. Zealand did not acquire any infrastructure or personnel with this transaction. The total future consideration for the acquisition could potentially reach USD 80 million in one-time contingent value rights (“earn-outs”), of which USD 10 million in earn-outs could be payable up to the successful completion of a Phase 2 study. All earn-outs are payable in cash and/or Zealand equity at Zealand’s discretion, are linked to the lead asset only, and contingent on certain future successful development, regulatory, and commercial-related milestones. There is also a potential mid-single digit royalty on global net sales from the lead asset.

Ion Channel Blockers

We have identified novel peptides that are potent and selective blockers of ion channels that may play roles in several inflammatory diseases. Further optimization is required and we expect these programs to contribute to the clinical pipeline in the future.

GIP analogs

Expanding on our GLP-1 experience, we have discovered potent selective analogs of gastric inhibitory peptide (GIP) and extended this to single peptides that have dual activity at both GIP and GLP-1 receptors as well as single peptides with triple activity at GIP, GLP-1 and glucagon receptors. These peptides have therapeutic potential to treat metabolic diseases such as type 2 diabetes and obesity with early clinical validation of GIP/GLP-1 dual agonist provided by a Phase 2 study reported in 2018 (Frias et al, The Lancet 392:2180-2193).

Conference call today at 4:00 pm CET / 10:00 am ET

Zealand’s Management will host a conference call today at 4:00 pm CET to present results through the first nine months of 2019. Participating in the call will be Chief Executive Officer Emmanuel Dulac, Chief Financial Officer Matt Dallas, and Chief Medical and Development Officer Adam Steensberg. The presentation will be followed by a Q&A session.

The conference call will be conducted in English, and the dial-in numbers are:

Denmark:	+45 32 72 80 42
United Kingdom:	+44 (0) 844 571 8892
United States:	+1 631 510 7495
France, Paris	+33 (0) 176700794
Netherlands, Amsterdam	+31 (0) 207143545

Passcode	3379579

A live audio webcast of the call, including an accompanying slide presentation, will be available via the following link, https://edge.media-server.com/mmc/p/yhu6rmnz, also accessible from the Investor section of Zealand’s website (www.zealandpharma.com). Participants are advised to register for the webcast approximately 10 minutes before the start.

A recording of the event will be available on the Investor section of Zealand’s website following the call.

Upcoming events

Zealand Pharma plans to publish results for the fourth quarter and full year 2019 on March 12, 2020.

The Annual General Meeting 2020 is planned for April 2, 2020, subject to the appropriate official notification.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Matt Dallas, Senior Vice President and Chief Financial Officer

mdl@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

NOTE: DKK/USD Exchange rates used: September 30, 2019 = 6.8566 and September 30, 2018 = 6.4413

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, clinical development activities and anticipated results, product approvals and financial performance. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of clinical trials and other development activities, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Zealand’s products, introduction of competing products, Zealand’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses.

Certain assumptions made by Zealand are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with a product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the United States, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Zealand, promotion of unapproved uses is strictly prohibited.

Key figures for the Group

DKK thousand

INCOME STATEMENT AND			Restated		Restated
COMPREHENSIVE INCOME	Note	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018
Revenue		9,922	0	29,840	24,858	37,977
Royalty expenses		-231	0	-415	-3,356	-3,356
Research and development expenses		-123,822	-87,642	-380,733	-296,594	-438,215
Administrative expenses		-16,020	-10,288	-51,211	-26,623	-43,542
Other operating income		89	1,098,952	384	1,099,201	1,099,526
Operating result		-130,062	1,001,022	-402,135	797,486	652,390
Net financial items		15,521	-25,161	20,315	-32,034	-27,334
Result before tax		-114,541	975,861	-381,820	765,452	625,056
Income tax	(1)	1,313	-56,543	3,954	-53,793	-43,774
Net result for the period		-113,228	919,318	-377,866	711,659	581,282
Comprehensive income/loss for the period		-113,228	919,318	-377,866	711,659	581,282
Earnings/loss per share - basic/diluted (DKK)		-3.44	29.96	-11.49	23.19	18.94

STATEMENT OF FINANCIAL POSITION		September 30, 2019	Restated September 30, 2018	Restated December 31, 2018
Cash and cash equivalents		1,242,871	1,478,612	860,635
Marketable securities		300,370	0	298,611
Total assets		1,713,594	1,523,070	1,229,797
Share capital (‘000 shares)		35,865	30,759	30,787
Equity		1,409,193	1,240,766	1,116,281
Total liabilities		304,401	282,304	113,516
Equity ratio	(2)	0.82	0.81	0.90

CASH FLOW		Q1-Q3 2019	Restated Q1-Q3 2018	FY 2018
Cash outflow/inflow from operating activities		-241,240	-311,465	-460,400
Cash outflow/inflow from investing activities		-48,454	1.354,185	881,905
Cash outflow/inflow from financing activities		656,011	-157,563	-155,449
Purchase of property, plant and equipment		-14,569	-2,657	-4,038
Free cash flow	(3)	-255,808	-314,122	-464,438

OTHER		September 30, 2019	Restated September 30, 2018	December 31, 2018
Share price (DKK)		174.40	105.20	82.40
Market capitalization (MDKK)	(4)	6,255	3,236	2,537
Equity per share (DKK)	(5)	39.36	40.43	36.33
Average number of employees		166	144	146
Number of full time employees at the end of the period		176	153	149

Notes:

(1) Zealand expects to be eligible to receive up to DKK 5.5 million in income tax benefit for 2019, of which DKK 3.9 million has been recognized for the period.

(2) Equity ratio is calculated as equity at the balance sheet date divided by total assets at the balance sheet date.

(3) Free cash flow is calculated as the sum of cash flows from operating activities and purchase of property, plant and equipment.

(4) Market capitalization is calculated as outstanding shares at the balance sheet date times the share price at the balance sheet date.

(5) Equity per share is calculated as shareholders’ equity divided by total number of shares less treasury shares.

Financial review

(Comparative figures for the corresponding period in 2018 are shown in brackets except for the financial position, which expresses the comparative figures as of December 31, 2018)

Income statement

The net result for the first nine months of 2019 was a loss of DKK 377.8 million compared to a profit of DKK 711.7 million for the same period of 2018.

Revenue

Revenue for the first nine months of 2019 amounted to DKK 29.8 million (24.9). The agreement with Alexion entered into in March 2019 has impacted revenue by DKK 26.5 million in the first nine months of 2019. Revenue same period 2018 was DKK 24.9 million and based on royalty from Sanofi.

Royalty expenses

The royalty expenses for the first nine months of 2019 amounted to DKK 0.4 million, whereas DKK 3.4 million were recognized in the same period of 2018.

Research and development expenses

Research and development expenses for the first nine months of 2019 amounted to DKK 380.7 million (296.6), an increase of 28% versus the same period in 2018. The costs mainly relate to the clinical development of the three dasiglucagon programs and of glepaglutide for short bowel syndrome, as well as pre-clinical research activities. Research activities related to Alexion agreement is progressing according to plan.

Administrative expenses

Administrative expenses for the first nine months of 2019 amounted to DKK 51.2 million (26.6) and consisted of expenses for administrative personnel, company premises, investor relations, etc. The increase is due to higher consultancy and legal costs, new company HQ and increased compensation expenses.

Other operating income

Other operating income for the first nine months of 2019 amounted to DKK 0.4 million (1,099.2).

Operating result

The operating result for the first nine months of 2019 was DKK -402.1 million (797.5).

Net financial items

Net financial items consists of interest income and expense, dividend, banking fees and impact from adjustments from changes in currencies. Net financial items for the first nine months of 2019 amounted to an income of DKK 20.3 million (-32.0). The development for the first nine months of 2019 as compared to the same period of 2018 is a result of favorable impact from changes in currencies, interest income and dividend from investments, and that the royalty bond was redeemed in 2018.

Result before tax

Result before tax for the first nine months of 2019 came to DKK -381.8 million (765.5).

Income tax

As a consequence of a negative result in the first nine months of 2019, Zealand is eligible to receive up to DKK 5.5 million in income tax benefit for 2019, of which DKK 3.9 million has been recognized in the period.

No deferred tax asset has been recognized in the statement of financial position due to uncertainty as to whether tax losses carried forward can be utilized.

Net result and comprehensive result

Net result and comprehensive result for the first nine months of 2019 amounted to DKK -377.8 million (711.7).

Equity

Equity per September 2019 at DKK 1,409.2 million (1,116.3), corresponding to an equity ratio of 82% (90%). The increase in equity is mainly stemming from capital increase in September with additional investment from Van Herk Group of DKK 559.6 million offset by loss for the period.

Marketable securities, cash and cash equivalents

As of September 30, 2019, marketable securities, cash and cash equivalents amounted to DKK 1,543.2 million (1,159.2). The increase in cash and cash equivalents is a consequence of capital increases during the period, cash inflow from Alexion agreement by the cash used in operation.

Cash flow

Cash flow from operating activities amounted to DKK -241.2 million (-311.5) and mainly related to higher research and development costs offset by the upfront payment from agreement with Alexion.

Cash flow from investing activities for the first nine months of 2019 amounted to DKK -48.5 million (1,354.2) related to payment for the Beta Bionics investment, capital expenditures, leasehold improvements and equipment in new headquarters, and payment for royalty expenses related to the sale of future royalty and milestones (remainder balance from the 2018 transaction).

Cash flow from financing activities amounted to DKK 656.0 million (-157.6) primarily related to the equity investment from Van Herk Group but also the agreement with Alexion. In 2018 the amount is mainly repayment of royalty bond.

The total cash flow for the first nine months of 2019 amounted to DKK 366.3 million (885.2).

Risk factors

This interim report contains forward-looking statements, including forecasts of future expenses as well as expected business related events. Such statements are subject to risks and uncertainties as various factors, some of which are beyond the control of Zealand, may cause actual results and performance to differ materially from the forecasts made in this interim report. Without being exhaustive, such factors include e.g. general economic and business conditions, including legal issues, scientific and clinical results, fluctuations in currencies, etc. A more extensive description of risk factors can be found in the 2018 Annual Report under the section Risk management and internal control.

Management’s statement on the interim report

The Board of Directors and the Management have considered and adopted the interim report of Zealand Pharma A/S for the period January 1 – September 30, 2019.

The report has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and the additional Danish disclosure requirements for listed companies.

In our opinion, the interim report gives a true and fair view of the Group’s assets, equity and liabilities and financial position at September 30, 2019 as well as of the results of the Group’s operations and cash flow for the period January 1 – September 30, 2019.

Moreover, in our opinion, the Management’s Review gives a true and fair view of the development in the Company’s operations and financial conditions, of the net result for the period and the financial position while also describing the most significant risks and uncertainty factors that may affect the Group.

Copenhagen, November 14, 2019

Management

Emmanuel Dulac President and Chief Executive Officer	Matthew Donald Dallas Senior Vice President and Chief Financial Officer	Adam Sinding Steensberg Executive Vice President and Chief Medical and Development Officer

Board of Directors

Alf Gunnar Martin Nicklasson Chairman	Kirsten Aarup Drejer Vice Chairman	Jeffrey Berkowitz Board member

Bernadette Mary Connaughton Board member	Leonard Kruimer Board member	Alain Munoz Board member

Michael John Owen Board member	Hanne Heidenheim Bak Board member Employee elected	Jens Peter Stenvang Board member Employee elected

Independent auditor’s review report on the condensed consolidated interim financial statements

To the shareholders of Zealand Pharma A/S

We have reviewed the accompanying condensed consolidated interim financial statements of Zealand Pharma A/S for the period January 1 – September 30, 2019, pages 14-25, which comprise the income statement, statement of comprehensive income (loss), statement of cash flows, statement of financial position and statement of changes in equity and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the condensed consolidated interim financial statements

Management is responsible for the preparation of the condensed consolidated interim financial statements that give a true and fair view in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and the additional Danish disclosure requirements for listed companies and for such internal control as Management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the condensed consolidated interim financial statements. We conducted our review in accordance with International Standard on Review Engagements to Review of Interim Financial Information Performed by the Independent Auditor of the Group and additional requirements under Danish audit regulation. This requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements, taken as a whole, are not prepared in all material respects in accordance with the applicable financial reporting framework. This also requires us to comply with relevant ethical requirements.

A review of the condensed consolidated interim financial statements in accordance with the International Standard to Review of Interim Financial Information Performed by the Independent Auditor of the Group is a limited assurance engagement. The auditor performs procedures primarily consisting of making inquiries of management and others within the Group, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on the condensed consolidated interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements does not present fairly in all material respects, the financial position of the Group as at September 30, 2019, and of its financial performance and its cash flows for the period January 1 – September 30, 2019 in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and the additional Danish disclosure requirements for listed companies.

Emphasis of matter

We draw attention to note 1 of the condensed consolidated interim financial statements, which describes the effects of the restatement of prior period figures related to royalty revenue and royalty expenses as well as warrants’ expenses. Our report is not modified in respect of this matter.

Copenhagen, November 14, 2019

Deloitte

Statsautoriseret Revisionspartnerselskab

Business Registration No 33 96 35 56

Sumit Sudan

State-Authorized Public Accountant

MNE no mne33716

Kåre Valtersdorf

State-Authorized Public Accountant

MNE no mne34490

Condensed consolidated interim financial statements

Condensed consolidated statement of profit and loss for the three and nine month periods ended September 30, 2019 and 2018 and the twelve month period ended December 31, 2018.

DKK thousand	Note	Q3 2019	Restated Q3 2018	Q1–Q3 2019	Restated Q1-Q3 2018	FY 2018

Revenue	2	9,922	0	29,840	24,858	37,977
Royalty expenses		-231	0	-415	-3,356	-3,356
Research and development expenses		-123,822	-87,642	-380,733	-296,594	-438,215
Administrative expenses		-16,020	-10,288	-51,211	-26,623	-43,542
Other operating income		89	1,098,952	384	1,099,201	1,099,526
Operating result		-130,062	1,001,022	-402,135	797,486	652,390

Financial income		17,101	1,196	27,398	10,132	9,988
Financial expenses		-1,580	-26,357	-7,083	-42,166	-37,322
Result before tax		-114,541	975,861	-381,820	765,452	625,056

Income tax		1,313	-56,543	3,954	-53,793	-43,774
Net result for the period		-113,228	919,318	-377,866	711,659	581,282

Earnings/loss per share - basic/diluted (DKK)	3	-3.44	29.96	-11.49	23.19	18.94

Condensed consolidated statements of comprehensive income (loss) for the three and nine months period ended September 30, 2019 and 2018 and the twelve month period ended December 31, 2018.

DKK thousand	Note	Q3 2019	Restated Q3 2018	Q1- Q3 2019	Restated Q1-Q3 2018	FY 2018

Net result for the period		-113,228	919.318	-377,866	711,659	581,282
Other comprehensive income		0	0	0	0	0
Comprehensive result for the period		-113,228	919.318	-377,866	711,659	581,282

Condensed consolidated statements of cash flow for the nine month periods ended September 30, 2019 and 2018 and the twelve month period ended December 31, 2018.

DKK thousand	Note	30.09.2019	Restated 30.09.2018	FY 2018

Net result for the period		-377,866	711,659	581,282
Adjustments for non-cash items		-4,675	46,972	101,926
Change in working capital		-13,224	218,192	12,785
Financial income received		5,100	4,080	5,283
Financial expenses paid		-1,362	-15,847	-16,705
Sale of future royalties and milestones		0	-1,276,521	-1,105,471
Deferred revenue	2	150,787	0	0
Income tax receipt		0	0	5,500
Income tax paid		0	0	-45,000
Cash flow from operating activities		-241,240	-311,465	-460,400

Transfer from restricted cash related to the royalty bond		0	6,124	6,124
Royalty expenses regarding sale of future royalty and milestones		-6,575	0	-170,331
Sale of future royalties and milestones		0	1,276,521	1,275,802
Change in deposit		-4,531	-33	-33
Purchase of other investments		-22,804	0	0
Purchase of marketable securities		0	0	-299,849
Sale of marketable securities		0	74,230	74,230
Purchase of property, plant and equipment		-14,569	-2,657	-4,038
Sale of property, plant and equipment		25	0	0

Cash flow from investing activities		-48,454	1,354,185	881,905

Proceeds from issue of shares related to exercise of warrants	8	29,283	748	2,862
Proceeds from capital increase	8	631,168	0	0
Leasing installments		-4,440	0	0
Repayment of royalty bond		0	-158,311	-158,311
Cash flow from financing activities		656,011	-157,563	-155,449

Decrease/increase in cash and cash equivalents		366,318	885,157	266,056
Cash and cash equivalents at beginning of period		860,635	588,718	588,718
Exchange rate adjustments		15,918	4,737	5,861
Cash and cash equivalents at end of period		1,242,871	1,478,612	860,635

Condensed consolidated statements of financial position as of September 30, 2019 and 2018 and December 31, 2018

DKK thousand	Note	September 30, 2019	Restated September 30, 2018	Restated December 31, 2018
ASSETS

Non-current assets
Plant and machinery		11,187	13,266	13,650
Other fixtures and fittings, tools and equipment		5,889	1,910	1,794
Leasehold improvements		2,718	217	186
Fixed assets under construction		6,931	0	0
Right of use assets	4	68,205	0	0
Deposits		7,295	2,762	2,762
Other investments	5	34,342	9,662	32,582
Total non-current assets		136,567	27,817	50,974

Current assets
Trade receivables		35	13	3,274
Prepaid expenses		19,479	8,779	11,740
Income tax receivable		4,428	5,500	1,195
Other receivables	6	9,844	2,349	3,368
Marketable securities	5	300,370	0	298,611
Cash and cash equivalents	7	1,242,871	1,478,612	860,635
Total current assets		1,577,027	1,495,253	1,178,823

Total assets		1,713,594	1,523,070	1,229,797

EQUITY AND LIABILITIES
Share capital	8	35,865	30,759	30,787
Share premium		2,623,178	1,951,608	1,957,478
Retained loss		-1,249,850	-741,601	-871,984
Equity		1,409,193	1,240,766	1,116,281

Trade payables		30,081	24,511	32,652
Tax payables		0	53,793	0
Leasing	4	68,490	0	0
Deferred revenue		150,788	0	0
Other liabilities	10	55,042	204,000	80,864
Current liabilities		304,401	282,304	113,516

Total liabilities		304,401	282,304	113,516

Total equity and liabilities		1,713,594	1,523,070	1,229,797

Condensed consolidated statements of changes in equity as of September 30, 2019 and September 30, 2018

			Retained
	Share	Share	loss
DKK thousand	capital	premium	(restated)	Total
Equity at January 1, 2018	30,751	1,959,199	-1,475,281	514,669
Restatement (1)	0	-22,020	22,020	0
Comprehensive profit for the period
Net profit for the period	0	0	711,660	711,660
Expenses for long term incentive programs	0	14,429	0	14,429
Capital increase	8	0	0	8
Equity at September 30, 2018	30,759	1,951,608	-741,601	1,240,766

Equity at January 1, 2019	30,787	1,979,493	-893,999	1,116,281
Restatement	0	-22,015	22,015	0
Comprehensive loss for the period
Net loss for the period	0	0	-377,866	-377,866
Expenses for long term incentive programs	0	10,327	0	10,327
Capital increase	5,078	655,373	0	660,451
Equity at September 30, 2019	35,865	2,623,178	-1,249,850	1,409,193

(1)         Reclassification between share premium and retained loss arising from restatement of warrants. See note 1.

Note 1 — Significant accounting policies and significant accounting estimates and assessments

The condensed consolidated interim financial statements of Zealand Pharma A/S (“the Company”) have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and as adopted by EU and additional Danish requirements for submission of interim reports for companies listed on Nasdaq Copenhagen. The condensed consolidated interim financial statements are presented in Danish kroner (DKK) which is the functional currency of the parent company.

Accounting policies

The accounting policies used in the condensed consolidated interim financial statements are consistent with those used in the Company’s Annual report for the year ended December 31, 2018 except for the implementation of IFRS 16 as discussed below.

The Company has adopted IFRS 16 Leases from January 1, 2019, using the modified retrospective approach whereby comparative figures are not restated.

The annual report of 2018 disclosed an operating lease commitment of DKK 67.5 million, of which DKK 61.5 million is related to leases not yet commenced as of January 1, 2019. Other adjustments amount to DKK 0.8 million resulting in a recognized lease liability of DKK 7.9 million at adoption.

The Company leases properties, equipment and cars. The Company recognizes leases as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases, which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The Company recognized a liability of DKK 7.9 million on January 1, 2019.

The associated right-of-use assets were at transition date measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the balance sheet as at December 31, 2018. Property, plant and equipment increased by DKK 7.9 million on January 1, 2019.

In the income statement, application of IFRS 16 results in recognition of a depreciation of the right of use asset and an interest expense rather than an operating lease expense.

Significant accounting estimates and assessments

In the preparation of the condensed consolidated interim financial statements, Management makes several accounting estimates that form the basis for the presentation, recognition and measurement of the Company’s assets and liabilities.

In the application of the Company’s accounting policies, Management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed as reasonable by Management; however, estimates are inherently uncertain and unpredictable. The assumptions can be incomplete or inaccurate, and unexpected events or circumstances might occur. Furthermore, the Company is subject to risks and uncertainties that might result in deviations in actual results compared with estimates.

In Q2 2019, Management reassessed based on experience, the expected term of warrants issued under the employee incentive programs. Historically, the contractual life has been applied. For warrants granted in Q2 2019, an expected life equal to the vesting period +50% of the exercise period has been applied resulting in an expected life of 4 years for warrants granted in Q2 2019. The assumptions made for programs granted in Q2 2019 to determine the calculations using the Black-Scholes option pricing model were in accordance with the revised expected term of the warrants.  For further information regarding significant estimates related to employee incentive programs, please see Note 1 in the Annual Report 2018 and Note 11 below which describes the assumptions for the long term incentive and warrants programs granted in Q2 2019.

For further information regarding significant accounting estimates and judgments related to revenue recognition please see Note 1 in the Annual Report 2018 and Note 2 below related to the Alexion agreement entered into in Q1 2019.

Apart from the change discussed above, no significant changes have been made in accounting estimates and assessments in the period January 1 — September 30, 2019.

Immaterial restatements of prior period consolidated interim financial statements

There have been two restatements for the first nine months of 2018.

This first restatement was identified in the first half of 2018 and relates to a misstatement in royalty revenue from Sanofi and related royalty expenses for the first half year of 2018. Please refer to the Interim report for the first half of 2018 and to the consolidated financial statements for the year 2018.

The second restatement is regarding warrants and was identified during Q1 2019. The Company grants on a regular basis equity settled warrants to Corporate Management and other employees. Historically, the warrants vested at grant date. Consequently, the full fair value at grant date has been recognized as an expense as of this date. Management has reconsidered the allocation of expenses of warrants and the impact on the accounting treatment. Management has concluded that accounting wise, the warrants vest at a future date as they become exercisable only upon continued employment during the time period from grant date up until the specified future date (i.e. the date upon which the warrants become exercisable). All warrants granted at one point in time vest on the same date (cliff vesting). The vesting period is typically 3 years resulting in straight-line recognition of the cost over 3 years rather than up front. Please refer to the Interim report for Q1 2019.

Note 2 — Revenue

Recognized revenue can be specified as follows for all agreements:

DKK thousand	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018

Alexion Pharmaceuticals Inc.	8,267	0	26,528	0	0
Undisclosed counterpart	1,655	0	3,312	0	9,845
Protagonist Therapeutics, Inc.	0	0	0	0	3,274

Total license and milestone revenue	9,922	0	29,840	0	13,119

Sanofi-Aventis Deutschland GmbH	0	0	0	24,858	24,858
Total royalty income	0	0	0	24,858	24,858
Total revenue	9,922	0	29,840	24,858	37,977

Revenue for the first nine months of 2019 of DKK 29.8 million is mainly related to the research and development agreement with Alexion Pharmaceuticals entered into in March 2019. First nine months of 2018 consisted of royalty revenue on Sanofi’s sales of Soliqua® 100/33 and Lyxumia® / Adlyxin™ (lixisenatide).

Agreement with Alexion Pharmaceuticals, Inc.

In March 2019, Zealand entered into a license, research and development agreement with Alexion Pharmaceuticals, Inc. (Alexion) to develop novel therapies to treat complement mediated diseases.

Under the Alexion license, research and development agreement, we received an immediate upfront non-refundable payment of USD 25 million for the C3 program and a concurrent USD 15 million equity investment in Zealand at a premium to the market price. The agreement also provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-related milestones and high single- to low double-digit royalty payments. Additional programs will provide further non-refundable upfront payments, development and sales milestone and royalties.

Accounting treatment

The non-refundable up-front fee was allocated to the combined license and research and development services and is being recognized as revenue along with provision of the research and development services under the lead program. Expenses incurred to provide the services is being recognized when incurred. Revenue is recognized based on the percentage of completion of the expected expenses incurred during the period. In total, Alexion has paid USD 40 million corresponding to DKK 262.9 million that as of September 30, 2019 has affected equity by DKK 85.6 million from the equity investment excluding the additional premium and deferred revenue by DKK 150.8 million after recognizing DKK 26.5 million as revenue in first nine months of 2019.

Milestone payments from Boehringer Ingelheim

In September 2019, Boehringer Ingelheim and Zealand announced that Boehringer Ingelheim plans to initiate Phase 2 development of the GLP-1/glucagon dual agonist BI 456906, which was in-licensed from Zealand. The Phase 2 trial for BI 456906 is expected to be initiated in late 2019 and will trigger a EUR 20 million milestone payment to Zealand Pharma at which time the revenue will be recognized.

Note 3 — Earnings/Loss per share

The earnings/loss and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/loss per share are as follows:

		Restated		Restated
DKK thousand	Q3 2019	Q3 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018

Net earnings/loss for the period	-113,228	919,318	-377,866	711,659	581,282
Net earnings/loss used in the calculation of basic and diluted earnings/loss per share	-113,228	919,318	-377,866	711,659	581,282

Weighted average number of ordinary shares	32,956,731	30,752,713	32,956,731	30,751,794	30,754,948
Weighted average number of treasury shares	-64,223	-64,223	-64,223	-64,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic and diluted loss per share	32,892,508	30,688,490	32,892,508	30,687,571	30,690,725

Earnings/loss per share - basic/diluted (DKK)	-3.44	29.96	-11.49	23.19	18.94

	September 30, 2019	September 30, 2018	Q1-Q3 2019	Q1-Q3 2018	FY 2018

Outstanding warrants under the 2010 Employee incentive program	87,359	246,359	87,359	246,359	218,359
Outstanding warrants under the 2015 Employee incentive program	1,768,073	2,005,000	1,768,073	2,005,000	1,635,000
Total outstanding warrants, which are anti-dilutive	1,855,432	2,251,359	1,855,432	2,251,359	1,853,359

Note 4 - Right of use assets

In the context of IFRS 16, right-of-use-assets for property of DKK 66.6 million and lease liability of DKK 66.9 million were recognized as at September 2019. The lease liability was discounted with an incremental borrowing rate at 1.5%. The right of use asset recognized in Q3 2019 relates to the new lease location in Søborg.

Note 5 - Financial instruments

As of September 30, 2019 and December 31, 2018, the following financial instruments are carried at fair value:

DKK thousand	September 30, 2019	December 31, 2018

Marketable securities	300,370	298,611
Other investments	34,342	32,582
Financial assets measured at fair value	334,712	331,193

The fair value of marketable securities is based on Level 1 in the fair value hierarchy.

Other investments relate to a capital contribution made in Beta Bionics in December 2017 and December 2018. The contribution made in December 2018 of DKK 22.8 million was paid during the first quarter of 2019.

The fair value is based on level 3 in the fair value hierarchy. The valuation is based on the capital contributions made which approximates fair value.  The Company revisits the assumptions on a quarterly basis based on the update of investee’s business plan.

There are no other financial instruments based on level 3 fair value hierarchy.

Below shows the fair value hierarchy for financial instruments measured at fair value in the balance sheet. The financial instruments in question are grouped into levels 1 to 3 based on the degree to which the fair value is observable.

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities

•                  Level 2 fair value measurements are those derived from input other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

•                  Level 3 fair value measurements are those derived from valuation techniques that include input for the asset or liability that are not based on observable market data (unobservable input)

The carrying amount of other financial assets and financial liabilities approximates the fair value.

Note 6 - Other receivables

DKK thousand	September 30, 2019	December 31, 2018

VAT	7,426	2,980
Other	2,418	388
Total other receivables	9,844	3,368

Note 7 - Cash and cash equivalents

DKK thousand	September 30, 2019	December 31, 2018

DKK	871,454	343,585
USD	325,152	96,526
EUR	46,265	420,524
Total cash and cash equivalents	1,242,871	860,635

Note 8 — Changes in share capital

The following changes have occurred in the share capital during the respective interim periods:

Share capital at January 1, 2018	30,751,327
Capital increase on September 14, 2018	7,500
Share capital at September 30, 2018	30,758,827

No. of shares
Share capital at January 1, 2019	30,786,827
Capital increase on March 15, 2019	72,000
Capital increase on March 25, 2019	802,859
Capital increase on April 5, 2019	18,250
Capital increase on May 28, 2019	45,539
Capital increase on June 14, 2019	89,315
Capital increase on August 23, 2019	16,500
Capital increase on September 5, 2019	3,975,000
Capital increase on September 13, 2019	59,171
Share capital at September 30, 2019	35,865,461

Note 9 — Contingent assets

Zealand is eligible for a payment from Sanofi of up to USD 15.0 million, expected in 2020. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore not recognized an asset in the financial position of the Group.

Note 10 — Other liabilities

DKK thousand	September 30, 2019	December 31, 2018

Severance payment	0	925
Employee benefits	20,084	34,971
Royalty payable to third party	7,028	6,682
Investment in Beta Bionics	0	22,803
Other payables	27,930	15,483
Total other liabilities	55,042	80,864

Note 11 — Long term incentive and warrant programs

On April 10, 2019, Zealand granted 397,750 new warrants to the employees.

A total of 397,750 warrants have been granted, giving the rights to subscribe for up to 397,750 new Zealand shares with a nominal value of DKK 1 each, corresponding to 1.3% of the Company’s total outstanding share capital. The exercise price is DKK 127.00, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on Tuesday, April 9, 2019.

The exercise of the warrants may take place, in whole or in part, in defined time windows from April 10, 2022 up to and including April 10, 2024.

The total new warrants granted have a combined market value of DKK 16,681,635 calculated on the basis of the Black—Scholes model, including a four-year historic volatility of 43.5%, a four-year risk-free interest rate of -0.44% and a share price of DKK 127.00.

Total cost for this warrant program has been recognized with DKK 2,238,170 in the first nine months of 2019.

On June 13, 2019, Zealand granted 194,364 new warrants to the employees.

A total of 194,364 warrants have been granted, giving the rights to subscribe for up to 194,364 new Zealand shares with a nominal value of DKK 1 each, corresponding to 0.6% of Zealand’s total outstanding share capital. The exercise price is DKK 138.60, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on June 12, 2019.

25,976 warrants will vest annually over a three year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from June 13, 2020 up to and including June 13, 2024. 168,388 warrants will vest over a three-year period, and the exercise of the warrants may take place, in whole or in part after the three-year period, in defined time windows from June 13, 2022 up to and including June 13, 2024.

The exercise time windows for all granted warrants are defined as four times a year during a four-week window starting from the time of publication of either the Zealand’s annual report or quarterly or semi-annual reports (three, six and nine months respectively).

The total new warrants granted have a combined market value of DKK 8,754,300 calculated on the basis of the Black—Scholes model, including a four-year historic volatility of 43.0%, a four-year risk-free interest rate of -0.59% and a share price of DKK 138.60.

Total cost for this warrant program has been recognized with DKK 852,822 in first nine months of 2019.

June 13, 2019 implementation of new long-term incentive program (LTIP) for Zealand’s Executive and Corporate Management was announced.

The LTIP is intended to drive long-term performance, alignment of management’s interests with those of Zealand’s shareholders, and to support the attraction, retention and motivation of first-rate executive talent.

Under the LTIP, the Executive Management and Corporate Management are eligible to receive a number of performance share units at no cost, as determined by the board of directors. Thereafter, performance share units are expected to be granted annually (together with any share based long term incentive program, up to a maximum of 10% of Zealand’s share capital).

The performance share units will vest over a three-year period. The vesting period is from June 13, 2019 to June 13, 2022. The performance share units that have not vested will lapse without any compensation.

The first performance share units were granted on June 13, 2019.

Each vested performance share unit entitles the holder to receive one share in Zealand at no cost provided that targets are met.

The targets for the grant under the LTIP are related to Zealand’s filing of a submission for a New Drug Approval (“NDA”) to the Food and Drug Administration (“FDA”) in the United States and Zealand’s receipt of an approval letter from the FDA for this NDA application.

The value of the program has been calculated with a value of DKK 3.2 million.

The number of performance share units granted is 22,915 determined based on the average share price of the shares of the Company for the three-day trading period following the latest open trading window preceding the allotment.

Note 12 — Significant events after the end of the reporting period

On October 7, 2019, Matthew Dallas commenced his tenure with Zealand as Senior Vice President and Chief Financial Officer.

On October 22, 2019 Zealand announced the expansion of its peptide platform with the acquisition of the Canadian entity Encycle Therapeutics Inc.

The transaction strengthens the leadership of Zealand Pharma in peptide therapeutics and in targeting gastrointestinal diseases with the addition of a pre-clinical, orally-delivered macrocycle peptide (integrin alpha-4-beta-7 inhibitor).

Zealand Pharma also gains access to a unique screening library of some 5,000 peptide macrocycles with potential in multiple therapeutic areas.

Under the terms of the agreement, Zealand will acquire all outstanding shares in Encycle Therapeutics Inc. and all its intellectual property, including all rights to develop and commercialize the lead asset. Zealand will not be acquiring any infrastructure or personnel costs with this transaction. The total future consideration for the acquisition could potentially reach USD 80 million in one-time contingent value rights (“earn-outs”), of which USD 10 million in earn-outs could be payable up to the successful completion of a Phase 2 study. All earn-outs are payable in cash and/or Zealand equity at Zealand’s discretion, are linked to the lead asset only, and contingent on certain future successful development, regulatory, and commercial-related milestones. There is also a potential mid-single digit royalty on global net sales from the lead asset.

Except as noted above, no other significant events have occurred after the end of the reporting period.